Exhibit (l)
Execution Version

October 3, 2016

Goehring & Rozencwajg Associates, LLC
110 Wall Street
New York, NY 10005

Re:	Subscription for Shares

Ladies and Gentlemen:

Goehring & Rozencwajg Associates, LLC (“GRA”), in consideration of the formation of Goehring & Rozencwajg Investment Funds (the “Trust”) and its initial series, Goehring & Rozencwajg Resources Fund (the “Fund”), hereby subscribes for (1) 5,000 shares of beneficial interest, par value $0.00001 per share, of Institutional Class shares of the Fund (the “Institutional Shares”) and agrees to pay $50,000 for such Institutional Shares ($10.00 per share), and (2) 5,000 shares of beneficial interest, par value $0.00001 per share, of Retail Class shares of the Fund (the “Retail Shares” and, collectively with the Institutional Shares, the “Shares”) and agrees to pay $50,000 for such Retail Shares ($10.00 per share).

This subscription will be payable and the Shares subscribed for in this letter will be issued prior to the effective date of the registration statement relating to the Shares under the Securities Act of 1933, as amended (the “Act”).  The payment of this subscription will be in cash and may be made in such increments as GRA deems appropriate.

In connection with your sale to us today of the Shares, we understand that: (i) the Shares have not yet been registered under the Act; (ii) your sale of the Shares to us is in reliance on the sale’s being exempt under Section 4(2) of the Act as not involving any public offering; (iii) in part, your reliance on such exemption is predicated on our representation, which we hereby confirm, that we are acquiring the Shares for investment and for our own account as the sole beneficial owner hereof, and not with a view to or in connection with any resale or distribution of any or all of the Shares or of any interest therein or with the current intention to redeem the Shares; (iv) this letter and all of its provisions shall be binding upon the legal representatives, heirs, successors and assigns of GRA; (v) the Trust’s Agreement and Declaration of Trust, including any amendments or restatements thereto, is on file with the Secretary of The Commonwealth of Massachusetts; and (vi) this letter is executed on behalf of the Trust by an officer of the Trust as an officer and not individually, and the obligations imposed upon the Trust by this letter are not binding upon any of the Trust’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Trust. We hereby agree that we will not sell, assign or transfer the Shares or any interest therein except upon repurchase or redemption by the Fund unless and until the Shares have been registered under the Act or you have received an opinion of your counsel indicating to your satisfaction that such sale, assignment or transfer will not violate the provisions of the Act or any rules and regulations promulgated thereunder.

This letter is intended to take effect as an instrument under seal and shall be construed under the laws of The Commonwealth of Massachusetts.

Please indicate your agreement and acceptance of this subscription by signing below.

GOEHRING & ROZENCWAJG ASSOCIATES, LLC
By:	/s/ Leigh R. Goehring
Name: Leigh R. Goehring
Title: Managing Partner
Accepted and Agreed to on October 3, 2016
GOEHRING & ROZENCWAJG INVESTMENT FUNDS
on behalf of the Goehring & Rozencwajg Resources Fund

By:	/s/ Adam A. Rozencwajg
Name: Adam A. Rozencwajg
Title: President

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